Filed by Uranium Resources, Inc.
(Registration No. 333-181400)
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

On August 21, 2012, Uranium Resources, Inc. (“URI”) posted a transcript, relating to its August 10, 2012 conference call regarding its second quarter 2012 results, to its website.  The excerpts set out below are those portions of the transcript which relate to URI’s proposed acquisition of Neutron Energy, Inc. (“Neutron”).

In connection with the proposed merger, URI has filed a registration statement on Form S-4, which contains a joint proxy statement/prospectus and other relevant documents, with the Securities and Exchange Commission (the “SEC”).  Stockholders are urged to read the registration statement and joint proxy statement/prospectus, and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information.  The registration statement and joint proxy statement/prospectus, as well as other filings containing information about URI and Neutron, can be obtained without charge at the SEC’s website (http://www.sec.gov) or by directing a request to URI:  Deborah K. Pawlowski, 716.843.3908, dpawlowski@keiadvisors.com.

URI and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of URI in connection with the proposed transaction.  Information about the directors and executive officers of URI is set forth in the proxy statement for URI’s 2012 annual meeting of shareholders, as filed with the SEC on April 30, 2012. Additional information regarding the interests of those participants and other persons who may be deemed participants in the proposed transaction may be obtained by reading the joint proxy statement/prospectus regarding the proposed transaction.  Investors may obtain free copies of these documents as described above.

Uranium Resources, Inc. Second Quarter 2012 Teleconference and Webcast August 10, 2012

Operator:  Greetings and welcome to the Uranium Resources Second Quarter 2012 Update.  At this time all participants are in a listen-only mode.  A question and answer session will follow the formal presentation.  If anyone should require operator assistance during the conference please press star, zero on your telephone keypad.  As a reminder, this conference is being recorded.

It is now my pleasure to introduce your host, Deborah Pawlowski, Investor Relations for Uranium Resources.  Thank you, Ms. Pawlowski, you may begin.

Deborah Pawlowski:  Thank you, Claudia and good morning everyone.  We certainly appreciate your time today and your interest in Uranium Resources.  On the call with me I have Don Ewigleben, President and CEO; Tom Ehrlich, Chief Financial Officer; Rick Van Horn, Senior Vice President of Operations and Development; and Mark Pelizza, Senior Vice President of Environment, Safety and Public Affairs.  Don will go over the results for the quarter and what our focus and strategic initiatives are for the Company as we move forward, and he will then follow with a Q&A opportunity.

If you don’t have the release, it went out after the market closed yesterday.  It can be found on our website at www.uraniumresources.com.  As you are aware, we may make some forward-looking statements during the formal presentation and Q&A portion of this teleconference.  Those statements apply to future events which are subject to risks and uncertainties, as well as other factors that could cause the actual results to differ materially from where we are today.  These factors are outlined in the news release, as well as in documents filed by the Company with the Securities and Exchange Commission.  You can find those on our website where we regularly post information about the Company, as well as on the SEC’s website at SEC.gov.  So please review our forward-looking statements in conjunction with these precautionary factors.

With that I’d like to turn the call over to Don to begin the discussion, Don.

Donald Ewigleben:  Thank you, Debbie and thanks to those of you who have joined us this morning.  We do appreciate it.  I’ll just start today with five major areas of our business that I’m going to update and I’ll come back in detail on each of them.  First, the short term uncertainty that remains in this marketplace, we think in the long term will still come back.  We will see strong market fundamentals in the uranium space.  Secondly, our recently announced agreement with the Navajo Nation is a significant step forward towards the development of our assets in New Mexico.  I want to detail what that means to us.  Third, the Neutron acquisition which is about to close, will position us as one of the top U.S. uranium development companies.  And while it’s always important to say how big you are, we could care less how many overall pounds in the ground; it’s about getting to production with quality pounds, and I’m going to talk about that in detail.  Four, we are confident that the $50 million that we need to build Churchrock and Crownpoint will be met.  And I’ll give you some indications why we are so confident.  Fifth, we’re progressing our Texas projects as planned.  We want to return to production in Texas as well, so I’ll detail some of those thoughts.  […]

Now, I’d like turn to the pending transaction that we’ve previously announced about Neutron Energy.  The Neutron acquisition is progressing quite well.  As we've announced before, there will be special shareholders meetings this month.  For the Neutron shareholders it will be on August the 23rd and for the URI shareholders it will be on August 29th.  We expect to close this transaction on or about August 31 of this month.  The total transaction costs have been in the range that we expected, despite the fact that it's taken a bit longer to get to closing than we thought.  The legal proxy, S-4, accounting and other similar costs through July have totaled a little over $1 million.  The funding of Neutron’s administrative budget, the development costs that they've had and final asset purchases have totaled about $3.4 million.  As we’ve worked through the many regulatory and legal activities to get to a closing is—I said is going to be August 31.

We've had more time to ensure that this was an appropriate acquisition for URI.  What we found is that synergistic aspects of the two company’s holdings, along with the optionality that this acquisition provides for us, will give us mid-term and long term uranium assets located in New Mexico in our pipeline after the Churchrock project is in production.  Over 52 million pounds of in-place, non-reserve, mineralized uranium material are being acquired.  The acquisition of the previous mill site provides true optionality, since it can handle the conventional assets east of Mount Taylor.  The transaction also gives us 206,000 acres of uranium holdings in New Mexico for further exploration and upside potential.  The Ambrosia Lake project held by Neutron will be an excellent addition to the eventual Roca Honda complex that we envisioned.  Of course, that’s west of Mount Taylor.

As a result, URI will rank as one of the largest uranium development companies in the world.  While we already had more uranium pounds in the ground in the U.S. than any other company, this acquisition allows us to proceed on a faster pace to producing conventional assets when the uranium price recovers.  Therein lays the main reason for the consolidation of that district.  Knowing that mill sites are far more costly than processing sites at an ISR property, we need to have economy of scale and that will cause us to be able to have the appropriate economy of scale by moving more material, and in case of NEI, their projects were further developed than our projects west of Mount Taylor.  So this provides our pipeline with short term from Churchrock and those ISR amenable assets to the west with mid-term to long term assets east of Mount Taylor and then our eventual long term assets in the Roca Honda complex area west of Mount Taylor.

[…]

Now, I’m going to stop for a second and I’m going to turn it over to our Chief Financial Officer, Tom Ehrlich, who will discuss our liquidity position and then I'll come back for discussions on question and answers.  Tom?

Thomas Ehrlich:  Sure, Don.  Thank you.  In terms of our liquidity position, our cash at the end of the quarter ended June 30th, 2012 was about $2.8 million.  That’s comparable to where we were at the end of 2011, which was again just under $3 million.  During the six months of activity, we had—we used $5.1 million of cash in operations and about $6.4 million of cash investing activities.  That breaks down to Q1 and Q2 for operations of about 2.5 million for each of those quarters and for our investing activities, we spent about $2 million in the first quarter of 2012 and about $4.5 million in the second quarter.

The increased spending related to our investing activities, were primarily related to the increase in the funding of the administrative and development budgets for Neutron.  It was $1.1 million in the first quarter and $2.2 million in the second quarter, and our increase in additions to property, plant, and equipment was just under $1 million in the first quarter and just over $2.2 million in the second quarter.  The largest of that being activities related to Churchrock Section 8 projects in terms of engineering studies and areas related to permitting and land.

During the six months, we raised about $11.4 million in investing activities.  That was as a result of the cash infusion from RCF of $10 million in March and we had sales under our ATM program in January of about $1.4 million.  We did not raise any capital during the second quarter of this year from either of those activities.  Following the end of the quarter, we did venture back into the ATM market and we raised just under $1.5 million of net proceeds related to ATM sales with BTIG, with sales of about 2.66 million shares during the quarter.

We believe with the cash on hand, the availability of the $5 million that RCF has committed to us, in connection with the closing of the Neutron transaction, and the available funding under the ATM sales which is about $11.4 million worth of share value, that we’ll have sufficient funding to see us through at least for the next 12 months.  Don?

[…]